

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2007

Via Facsimile (412) 562-1041 and U.S. Mail

Richard Rose, Esq.
Buchanon Ingersoll & Rooney PC
One Oxford Centre
20th Floor 301 Grant Street
Pittsburgh, PA 15219

RE: Tri-State 1st Banc, Inc.
          Schedule 13E-3
          File No. 005-83346
          Filed November 9, 2007

          Schedule 14A
          File No. 000-32489
          Filed November 9, 2007

Dear Mr. Rose:

   We have the following comments on the above-referenced filings.

Schedule 14A

1.   Revise to indicate that the proxy statement and form of proxy are preliminary copies.
       Refer to Rule 14a-6(e)(1).

2.   Each presentation, discussion, or report held with or presented by an outside party that is
       materially related to the Rule 13e-3 transaction, whether oral or written, is a separate
       report that requires a reasonably detailed description meeting the requirements of Item
       1015 of Regulation M-A. This requirement applies to both preliminary and final reports.
       Revise to summarize any and all presentations made by Danielson Capital during your
       evaluation of the transaction and file any written materials, such as the appraisal, as
       exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of
       Regulation M-A. Among other items, the written materials could include analyses,

talking papers, drafts, summaries or outlines. In that regard we note reference to both a "valuation" and a "fairness opinion."

Summary Term Sheet, page 1

3. Refer to last paragraph on page one. Please explain why the Company believes that if there are 80 holders of record holding under 100 shares and 160 holders of record holding between 100 and 500 hundred shares, allowing both to elect between cash and preferred stock creates a risk of the total number of record holders of preferred exceeding 500 holders of record.

Special Factors, page 10

Management Discussions, page 13

4. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. For instance please discuss the meetings which occurred in the summer of 2007.

5. Identify the members of the study committee and explain the role of the committee in greater detail.

6. We note the statement that the board "reviewed alternatives to the going private transaction." Please expand your disclosure to discuss the alternatives considered.

Financial Fairness of the Transaction, page 17

7. It does not appear as if the disclosure in this section was provided in response to Item 1014 of Regulation M-A or is intended to be read as party of the later fairness discussion. Please advise. If the disclosure is not intended to comply with Item 1014 of Regulation M-A please relocate it so it appears outside of the special factors section.

Opinion of Financial Advisor, page 18

8. Please disclose the information provided to Danielson Capital. To the extent financial projections were provided please disclose the projections. Expand the last bullet point to discuss the "other analyses" and "other information" considered, or to generally describe the nature of such information.

9. Please provide a more detailed in response to Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis, the underlying data for each analysis (*i.e.,* list the comparable companies and transactions,, the financial measures used and how such measured were determined), and a tabular description of

how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered.

Financial and Structural Fairness, page 26

10.   The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed in reasonable detail. Please expand your disclosure to address each of the items. For instance we are unable to locate a discussion of going concern value or recent stock purchases. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant in the context of this transaction. To the extent that any one of these factors yielded a higher per share consideration than you are paying in the merger, this should be explicitly disclosed. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In this regard, we note that your references to liquidity and net book value are insufficient. See Question and Answer No. 20 of Release No. 34-17719 (…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

11.   See the last comment above. Expand your discussion of historical and current market prices to include a discussion of historic market prices. Quantify and provide approximate dates, where possible.

12.   Please explain why the board's lack of consideration of third party offers or alternatives to a going private transaction did not impact its fairness determination.

13.   Please clarify why the board believes that the holders being offered cash would be unable to sell their holdings at market prices.

14.   Please expand the bulleted list on page 26 to explain in greater detail why each of the factors supported the board's determination. With respect to the Danielson Capital opinion, please explain why the board believed the opinion supported a finding of fairness with respect to the Preferred Stock.

15.   Please define the term tangible book value.

16.   Please explain why the rights and preferences of the preferred stock offset the lost rights.

17.   Please clarify how each of the factors described in the sections titled "Structure of the Merger" and "Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders" impacted the board's determination.

18.   Please revise your disclosure in this section to clarify whether the board found the transaction substantively fair to unaffiliated stockholders.

Closing Information

Please revise the Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions